EXHIBIT 12.1
PEBBLEBROOK HOTEL TRUST
RATIO OF EARNINGS TO FIXED CHARGES

		For the period
		October 2,
		2009
	Year Ended	(inception) through
	December 31, 2010	December 31, 2009
	(In thousands)
Earnings
Add:
Pre-tax loss from continuing operating before adjusment for income or loss from equity investees	$(6,722)	$(147)
Fixed charges	1,688	—
Amortization of capitalized interest	—	—
Distributed income of equity investees	—	—
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—

Total added Items:	(5,034)	(147)
Subtract:
Interest capitalized	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total Earnings	$(5,034)	$(147)

Fixed Charges
Add:
Interest expensed	$1,225	$—
Interest capitalized	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	415	—
Estimate of the interest within rental expense	48	—
Preference security dividend requirements of consolidated subsidiaries	—	—

Total Fixed Charges	$1,688	$—

Ratio of Earnings to Fixed Charges	—	—